Exhibit 99.2



Associated Estates Realty Corporation
Second Quarter 2009
Earnings Release and Supplemental Financial Data



River Forest Apartments is located in Chesterfield County, just three miles from I-95 and VA-288, and minutes from great shopping, dining and entertainment. Residents choose River Forest because of the extensive features and amenities such as tennis courts, volleyball court, a cardio fitness center, a swimming pool with poolside WiFi and more. The apartment homes feature vaulted ceilings, fireplaces, private decks, washers and dryers and garage parking.

River Forest Apartments
5701 Quiet Pine Circle
Chester, Virginia 23831

Phone: (804) 796-3366
Fax: (804) 796-3367
Web Site: www.riverforestapartments.com

Investor Contact:
Swarup Katuri
Senior Director of Corporate Finance
   and Investor Relations
(216) 797-8743
skaturi@AssociatedEstates.com

Media Contact:
Kimberly Kanary
Director of Corporate Communications
(216) 797-8718
kkanary@AssociatedEstates.com

www.AssociatedEstates.com

Associated Estates Realty Corporation
Second Quarter 2009
Supplemental Financial Data


Table of Contents   **Page**


ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS
Performance In-Line with Expectations

Cleveland, Ohio – July 27, 2009 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported funds from operations (FFO) for the second quarter ended June 30, 2009 of $0.33 per common share (basic and diluted), compared to $0.34 per common share (basic and diluted), for the second quarter ended June 30, 2008.

Net income applicable to common shares was $10.3 million or $0.62 per common share (basic and diluted) for the second quarter ended June 30, 2009, compared to a net loss applicable to common shares of $1.4 million or $0.09 per common share (basic and diluted) for the second quarter ended June 30, 2008. The second quarter 2009 net income results include gains on insurance recoveries of $544,000 or $0.03 per common share (basic and diluted) and gains on the disposition of a property of $13.1 million or $0.79 per common share. The second quarter 2008 results included gains on the disposition of a property of $2.3 million or $0.14 per common share.

"We are pleased with our second quarter and first half of the year results," said Jeffrey I. Friedman, president and chief executive officer. "We are in-line with our expectations, despite a very challenging macro-economic environment. I believe our results demonstrate the market competitiveness of our properties and the skill and dedication of our employees."

A reconciliation of net income (loss) attributable to the Company to FFO and FFO as adjusted, is included on page 10.

Total revenue for the second quarter of 2009 was $32.7 million, which was flat when compared to the second quarter of 2008.

Same Community Portfolio Results
Net operating income (NOI) for the second quarter for the Company's Same Community portfolio declined 1.9 percent as a result of revenue decreasing 1.1 percent and property operating expenses increasing 0.1 percent, compared to the second quarter of 2008. Quarter end physical occupancy was 95.4 percent compared to 96.3 percent at the end of the second quarter of 2008. Average net rent per unit for the second quarter for the Same Community portfolio was $913 per month, a 0.2 percent decrease compared to the second quarter of 2008. Net rent per unit for the second quarter for the Company's Same Community Midwest portfolio rose 1.0 percent to $827. Net rent per unit for the Company's Same Community Mid-Atlantic portfolio grew 2.6 percent to $1,335. Net rent per unit for the Company's Same Community properties in the Southeast markets decreased 3.5 percent to $1,002.

On a sequential basis NOI for the Company's Same Community portfolio increased by 1.4 percent when compared to the first quarter of 2009. Same Community revenue grew by 1.1 percent relative to the first quarter, supported by 1.3 percent growth in the Midwest portfolio, 2.4 percent growth in the Mid-Atlantic portfolio and 0.1 percent growth in the Southeast portfolio. Net Rents for the Company's Same Community portfolio decreased by $6 or 0.7 percent to $913 per month.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 to 23.

First Half Performance

FFO for the six months ended June 30, 2009, was $0.69 per common share (basic and diluted) and includes a credit to expenses of $563,000 or approximately $0.04 per common share for a refund of defeasance costs on certain previously defeased loans. FFO as adjusted for the first half of 2009, excludes that credit, and was $0.65 per common share (basic and diluted).

For the six months ended June 30, 2009, net income applicable to common shares was $9.3 million or $0.56 per common share (basic and diluted) compared to net income applicable to common shareholders of $35.3 million or $2.18 per common share (basic and diluted) for the period ended June 30, 2008. The results for the six month period ended June 30, 2009 include gains on insurance recoveries of $544,000 or $0.03 per common share, gains on dispositions of properties of $15.4 million or $0.94 per common share and a credit to expenses of $563,000 or approximately $0.04 per common share attributable to a refund of defeasance costs on certain previously defeased loans. The June 30, 2008 results include gains on dispositions of properties of $45.2 million or $2.79 per common share and defeasance and/or prepayment costs of $2.0 million or $0.12 per common share.

A reconciliation of net income (loss) attributable to the Company to FFO and FFO as adjusted, is included on page 10.

NOI for the six months ended June 30, 2009, for the Company's Same Community portfolio, decreased 2.7 percent due to a 0.7 percent decrease in revenue and a 2.0 percent increase in property operating expenses compared to the first six months of 2008.

Property Dispositions

During the first half of 2009 the Company completed the sale of two non-core Midwest assets. The assets were, on average, 21-years-old and were sold for an aggregate price of $33.9 million or approximately $60,000 per unit. These sales represented a blended economic cap rate of 7.6 percent, based on trailing 12-month NOI, after $500 per unit in capital expenditures and a three percent management fee. The Company does not expect to sell any additional properties in 2009.

2009 Outlook

The Company reaffirmed its current full year FFO expectations for 2009 of $1.17 to $1.23 per common share, excluding defeasance and other prepayment costs/credits. Detailed assumptions relating to the Company's earnings guidance can be found on page 25.

Conference Call

A conference call to discuss the results will be held on Tuesday, July 28 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at www.AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q2 2009 Earnings Webcast" link. The webcast will be archived through August 11, 2009.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Six Months Ended June 30, 2009 and 2008
(Unaudited; in thousands, except per share and ratio data)

OPERATING INFORMATION	Three Months Ended June 30,				Six Months Ended June 30,			
		2009		2008		2009		2008
Total revenue	$	32,748	$	32,751	$	65,137	$	63,665
Property revenue	$	32,138	$	32,166	$	63,962	$	62,390
Net income (loss) applicable to common shares	$	10,250	$	(1,380)	$	9,260	$	35,296
Per share - basic and diluted	$	0.62	$	(0.09)	$	0.56	$	2.18
Funds from Operations (FFO) [1]	$	5,418	$	5,477	$	11,296	$	8,991
FFO as adjusted [1]	$	5,418	$	5,477	$	10,733	$	10,950
FFO per share - basic and diluted	$	0.33	$	0.34	$	0.69	$	0.56
FFO as adjusted per share - basic and diluted	$	0.33	$	0.34	$	0.65	$	0.68
Funds Available for Distribution (FAD) [1]	$	4,397	$	3,289	$	9,049	$	8,360
Dividends per share	$	0.17	$	0.17	$	0.34	$	0.34
Payout ratio - FFO		51.5%		50.0%		49.3%		60.7%
Payout ratio - FFO as adjusted		51.5%		50.0%		52.3%		50.0%
Payout ratio - FAD		63.0%		85.0%		61.8%		65.4%
General and administrative expense	$	3,165	$	3,183	$	6,304	$	6,711
Interest expense [2]	$	8,435	$	8,491	$	16,865	$	17,007
Interest coverage ratio [3]		1.79:1		1.78:1		1.78:1		1.76:1
Fixed charge coverage ratio [4]		1.60:1		1.57:1		1.59:1		1.56:1
General and administrative expense to property revenue		9.8%		9.9%		9.9%		10.8%
Interest expense to property revenue		26.2%		26.4%		26.4%		27.3%
Property NOI [5]	$	18,326	$	18,455	$	36,396	$	36,013
ROA [6]		8.0%		8.2%		8.0%		8.2%
Same Community revenue (decrease) increase		(1.1)%		3.1%		(0.7)%		3.4%
Same Community expense increase (decrease)		0.1%		(2.7)%		2.0%		0.4%
Same Community NOI (decrease) increase		(1.9)%		8.2%		(2.7)%		5.8%
Same Community operating margins		56.4%		56.9%		56.4%		57.5%

(1)   See page 10 for a reconciliation of net income (loss) attributable to AERC to these non-GAAP measurements and page 26 for the Company's definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $301 and $617 for 2009 and $293 and $604 for 2008. 2009 excludes a credit of $(563) for a refund of defeasance costs for previously defeased loans.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance, other prepayment costs/credits and/or preferred repurchase costs including discounts received and premiums paid. Individual line items in this calculation include results from discontinued operations where applicable. See page 27 for a reconciliation of net income (loss) available to common shares to EBITDA and for the Company's definition of EBITDA.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 28 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2009
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		June 30, 2009		December 31, 2008
Net real estate assets	$	645,257	$	673,848
Total assets	$	671,394	$	699,896
Debt	$	524,915	$	557,481
Noncontrolling redeemable interest	$	1,829	$	1,829
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares	$	48,263	$	48,263
Total shareholders' equity	$	111,007	$	105,621
Common shares outstanding		16,705		16,556
Share price, end of period	$	5.96	$	9.13
Total market capitalization	$	672,740	$	756,900
Undepreciated book value of real estate assets [1]	$	931,503	$	957,061
Debt to undepreciated book value of real estate assets		56.4%		58.2%
Debt and preferred stock to undepreciated book value of real estate assets		61.5%		63.3%
Debt to total market capitalization		78.0%		73.7%
Debt and preferred stock to total market capitalization		85.2%		80.0%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		11.4%		7.4%

[1] December 31, 2008 includes $4,338 of undepreciated real estate associated with one property classified as held for sale.

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly Owned:			
Same Community Midwest	34	7,648	17
Same Community Mid-Atlantic	4	935	17
Same Community Southeast	8	2,989	13
Total Same Community	46	11,572	16
Acquisitions	2	536	4
Total Directly Owned	48	12,108	15
Third Party Managed:			
Affordable Housing	1	85	
Market Rate	1	258	
Total Third Party Managed	2	343	
Total Company Portfolio	50	12,451	

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2009
(Unaudited; dollar amounts in thousands)

	June 30, 2009	December 31, 2008
ASSETS		
Real estate assets		
Investment in real estate	$ 927,576	$ 951,978
Construction in progress	3,927	745
Less: accumulated depreciation	(286,246)	(280,541)
	645,257	672,182
Real estate associated with property held for sale, net	-	1,666
Real estate, net	645,257	673,848
Cash and cash equivalents	4,321	3,551
Restricted cash	7,862	6,873
Other assets	13,954	15,624
Total assets	$ 671,394	$ 699,896
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 489,135	$ 510,201
Unsecured revolving credit facility	10,000	21,500
Unsecured debt	25,780	25,780
Total debt	524,915	557,481
Accounts payable, accrued expenses and other liabilities	33,643	34,965
Total liabilities	558,558	592,446
Noncontrolling redeemable interest	1,829	1,829
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 193,050 outstanding at June 30, 2009 and December 31, 2008, respectively	48,263	48,263
Common shares, without par value; $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,705,327 and 16,556,221 outstanding at June 30, 2009 and December 31, 2008, respectively	2,300	2,300
Paid-in capital	282,480	282,501
Accumulated distributions in excess of accumulated net income	(155,560)	(159,595)
Accumulated other comprehensive loss	(2,150)	(2,899)
Less: Treasury shares, at cost, 6,290,436 and 6,439,542 shares at June 30, 2009 and December 31, 2008, respectively	(64,326)	(64,949)
Total shareholders' equity	111,007	105,621
Total liabilities and shareholders' equity	$ 671,394	$ 699,896

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Six Months Ended June 30, 2009 and 2008
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
REVENUE				
Property revenue	$ 32,138	$ 32,166	$ 63,962	$ 62,390
Management and service company revenue:				
Fees, reimbursements and other	357	397	825	950
Painting services	253	188	350	325
Total revenue	32,748	32,751	65,137	63,665
EXPENSES				
Property operating and maintenance	13,812	13,711	27,566	26,377
Depreciation and amortization	8,587	9,167	17,795	17,421
Direct property management and service company expense	348	398	708	793
Painting services and charges	322	277	535	520
General and administrative	3,165	3,183	6,304	6,711
Total expenses	26,234	26,736	52,908	51,822
Operating income	6,514	6,015	12,229	11,843
Interest income	18	92	33	106
Interest expense	(8,736)	(8,784)	(16,919)	(17,611)
(Loss) income before gain on insurance recoveries, equity in net loss of joint ventures, and income from discontinued operations	(2,204)	(2,677)	(4,657)	(5,662)
Gain on insurance recoveries	544	-	544	-
Equity in net loss of joint ventures	-	(23)	-	(45)
(Loss) income from continuing operations	(1,660)	(2,700)	(4,113)	(5,707)
Income from discontinued operations:				
Operating income (loss)	267	241	569	(1,003)
Gain on disposition of properties	13,135	2,293	15,413	45,203
Income from discontinued operations	13,402	2,534	15,982	44,200
Net income (loss)	11,742	(166)	11,869	38,493
Net loss attributable to noncontrolling redeemable interest	(14)	(13)	(27)	(27)
Net income (loss) attributable to AERC	11,728	(179)	11,842	38,466
Preferred share dividends	(1,049)	(1,201)	(2,100)	(2,402)
Allocation to participating securities	(429)	-	(482)	(768)
Net income (loss) applicable to common shares	$ 10,250	$ (1,380)	$ 9,260	$ 35,296
Earnings per common share - basic and diluted:				
(Loss) income from continuing operations				
applicable to common shares	$ (0.16)	$ (0.24)	$ (0.38)	$ (0.50)
Income from discontinued operations	0.78	0.15	0.94	2.68
Net income (loss) applicable to common shares	$ 0.62	$ (0.09)	$ 0.56	$ 2.18
Weighted average shares outstanding - basic and diluted	16,528	16,200	16,481	16,184

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

		Three Months Ended June 30,			Six Months Ended June 30,		
		2009		2008		2009		2008
CALCULATION OF FFO AND FAD							
Net income (loss) attributable to AERC		$ 11,728	$	(179)	$	11,842	$	38,466
Add: Depreciation - real estate assets		8,245		7,920		16,500		16,124
Depreciation - real estate assets - joint ventures		-		23		-		46
Amortization of intangible assets		173		1,207		1,011		1,960
Less: Preferred share dividends		(1,049)		(1,201)		(2,100)		(2,402)
Gain on disposition of properties/gain on insurance recoveries		(13,679)		(2,293)		(15,957)		(45,203)
Funds from Operations (FFO) [1]		5,418		5,477		11,296		8,991
Add: Defeasance and other prepayment costs		-		-		-		1,959
Less: Refund of defeasance costs for previously defeased loans		-		-		(563)		-
Funds from Operations as Adjusted [1]		5,418		5,477		10,733		10,950
Add: Depreciation - other assets		385		346		758		691
Depreciation - other assets - joint ventures		-		1		-		2
Amortization of deferred financing fees		301		307		623		664
Less: Recurring fixed asset additions [2]		(1,707)		(2,842)		(3,065)		(3,947)
Funds Available for Distribution (FAD) [1]		$ 4,397	$	3,289	$	9,049	$	8,360
Weighted average shares outstanding - basic and diluted [3]		16,528		16,200		16,481		16,184
PER SHARE INFORMATION:							
FFO - basic and diluted		$ 0.33	$	0.34	$	0.69	$	0.56
FFO as adjusted - basic and diluted		$ 0.33	$	0.34	$	0.65	$	0.68
Dividends		$ 0.17	$	0.17	$	0.34	$	0.34
Payout ratio - FFO		51.5%		50.0%		49.3%		60.7%
Payout ratio - FFO as adjusted		51.5%		50.0%		52.3%		50.0%
Payout ratio - FAD		63.0%		85.0%		61.8%		65.4%

(1)   See page 26 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2)   Fixed asset additions exclude development, investment and non-recurring capital additions.

(3)   The Company computes the weighted average shares outstanding in accordance with SFAS 128 and accordingly, has excluded 16 common share equivalents from the three and six months ended June 30, 2009 calculation, respectively, and 335 and 246 common share equivalents from the three and six months ended June 30, 2008 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended June 30, 2009 and 2008
(Unaudited; dollar amounts in thousands)

	Three Months Ended June 30,	
	2009	2008
REVENUE		
Property revenue	$ 925	$ 1,339
EXPENSES		
Property operating and maintenance	442	594
Depreciation and amortization	216	306
Total expenses	658	900
Operating income	267	439
Interest income	-	-
Interest expense	-	(198)
Gain on disposition of properties	13,135	2,293
Income from discontinued operations	$ 13,402	$ 2,534

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2009 and fifteen properties disposed of in 2008.

Associated Estates Realty Corporation
Discontinued Operations [1]
Six Months Ended June 30, 2009 and 2008
(Unaudited; dollar amounts in thousands)

	Six Months Ended June 30,	
	2009	2008
REVENUE		
Property revenue	$ 2,021	$ 6,559
EXPENSES		
Property operating and maintenance	948	3,387
Depreciation and amortization	474	1,354
Total expenses	1,422	4,741
Operating income	599	1,818
Interest income	1	5
Interest expense [2]	(31)	(2,826)
Gain on disposition of properties	15,413	45,203
Income from discontinued operations	$ 15,982	$ 44,200

(1) In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties as held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2009 and fifteen properties disposed of in 2008.

(2) Included in the 2008 expense is $1,959 of defeasance and other prepayment costs.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2009	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 4,846	$ 386
Maintenance personnel labor cost [2]		2,686	214
Total Operating Expenses Related to Repairs and Maintenance		7,532	600
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	92	7
Appliances	5	431	34
Building improvements	14	299	24
Carpet and flooring	5	1,338	107
Furnishings	5	52	4
HVAC and mechanicals	15	424	34
Landscaping and grounds	14	244	20
Suite improvements	5	11	1
Miscellaneous	5	45	4
Total Recurring Capital Expenditures - Properties		2,936	235
Corporate capital expenditures [4]		129	10
Total Recurring Capital Expenditures		3,065	245
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 10,597	$ 845
Total Recurring Capital Expenditures		$ 3,065	
Investment/Revenue Enhancing Expenditures [5]			
Building improvements - unit upgrades	Various	124	
Building improvements - other	20	1,025	
Ground improvements	Various	62	
Total Investment/Revenue Enhancing Expenditures		1,211	
Grand Total Capital Expenditures		$ 4,276	

(1) Calculated using weighted average units owned during the six months ended June 30, 2009 of 12,545.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 28 for the Company's definition of recurring fixed asset additions.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) See page 28 for the Company's definition of investment/revenue enhancing additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management
and Service Company Expense and General and Administrative Expense
For the Three and Six Months Ended June 30, 2009 and 2008
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Fees, Reimbursements and Other Revenue				
Property management fees	$ 68	$ 75	$ 129	$ 150
Asset management fees	74	66	123	109
Other revenue	9	-	117	157
Payroll reimbursements[1]	206	256	456	534
Fees, Reimbursements and Other Revenue[2]	357	397	825	950
Direct Property Management and Service Company Expense				
Service company allocations	142	142	252	259
Payroll reimbursements[1]	206	256	456	534
Direct Property Management and Service Company Expense[2]	348	398	708	793
Service Company NOI	$ 9	$ (1)	$ 117	$ 157
General and Administrative and Service Company Expense				
General and administrative expense[2]	$ 3,165	$ 3,183	$ 6,304	$ 6,711
Service company allocations	142	142	252	259
General and Administrative and Service Company Expense	$ 3,307	$ 3,325	$ 6,556	$ 6,970

(1)   Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)   As reported per the Consolidated Statement of Operations.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	June 30, 2009		March 31, 2009		Quarter Ended December 31, 2008		September 30, 2008		June 30, 2008	
Property Revenue	$	30,466	$	30,124	$	30,587	$	31,249	$	30,791
Property Operating and										
Maintenance Expenses										
Personnel		3,643		3,586		3,557		3,628		3,441
Advertising		385		379		373		390		385
Utilities		1,617		1,744		1,717		1,689		1,567
Repairs and maintenance		2,353		2,112		1,872		2,574		2,413
Real estate taxes and insurance		4,211		4,339		4,098		4,365		4,382
Other operating		1,066		1,012		1,056		1,123		1,072
Total Expenses		13,275		13,172		12,673		13,769		13,260
Property Net Operating Income	$	17,191	$	16,952	$	17,914	$	17,480	$	17,531
Operating Margin		56.4%		56.3%		58.6%		55.9%		56.9%
Total Number of Units		11,572		11,572		11,572		11,572		11,572
NOI Per Unit	$	1,486	$	1,465	$	1,548	$	1,511	$	1,515
Average Net Rent Collected Per Unit [1]	$	849	$	840	$	856	$	869	$	857
Physical Occupancy - End of Period [2]		95.4%		93.9%		93.0%		95.6%		96.3%

[1] Represents gross potential rents less vacancies and concessions.

[2] Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Six Months Ended June 30, 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

	Six Months Ended June 30,			
		2009		2008
Property Revenue	$	60,590	$	61,015
Property Operating and Maintenance Expenses				
Personnel		7,228		7,004
Advertising		764		764
Utilities		3,362		3,194
Repairs and maintenance		4,465		4,373
Real estate taxes and insurance		8,550		8,502
Other operating		2,078		2,087
Total Expenses		26,447		25,924
Property Net Operating Income	$	34,143	$	35,091
Operating Margin		56.4%		57.5%
Total Number of Units		11,572		11,572
NOI Per Unit	$	2,950	$	3,032
Average Net Rent Collected Per Unit [1]	$	845	$	850
Physical Occupancy - End of Period [2]		95.4%		96.3%

(1)   Represents gross potential rents less vacancies and concessions.

(2)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of June 30, 2009 and June 30, 2008
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1]			Net Rents per Unit [2]			Average Rent per Unit [3]			Physical Occupancy [4]		Turnover Ratio [5]	
			Q2 2009	Q2 2008	% Change	Q2 2009	Q2 2008	% Change	Q2 2009	Q2 2008	% Change	Q2 2009	Q2 2008	Q2 2009	Q2 2008
Midwest Properties															
Indiana	836	13	$ 809	$ 804	0.6%	$ 851	$ 854	(0.4)%	$ 908	$ 908	0.0%	97.8%	97.6%	87.1%	88.0%
Michigan	2,888	18	727	719	1.1%	768	761	0.9%	839	832	0.8%	96.1%	97.4%	67.7%	62.7%
Ohio - Central Ohio	2,621	18	779	758	2.8%	820	804	2.0%	837	830	0.8%	97.0%	96.5%	67.6%	66.8%
Ohio - Northeastern Ohio	1,303	14	924	918	0.7%	957	956	0.1%	1,014	1,005	0.9%	98.9%	97.0%	50.3%	58.9%
Total Midwest Properties	7,648	17	788	775	1.7%	827	819	1.0%	876	869	0.8%	97.1%	97.1%	66.8%	66.2%
Mid-Atlantic Properties															
Baltimore/Washington	667	23	1,250	1,220	2.5%	1,315	1,294	1.6%	1,352	1,308	3.4%	98.1%	96.4%	40.2%	47.4%
Virginia	268	3	1,319	1,282	2.9%	1,383	1,320	4.8%	1,390	1,320	5.3%	96.6%	99.6%	94.0%	82.1%
Total Mid-Atlantic Properties	935	17	1,270	1,237	2.7%	1,335	1,301	2.6%	1,363	1,311	4.0%	97.6%	97.3%	55.6%	57.3%
Southeast Properties															
Florida	1,272	10	1,124	1,166	(3.6)%	1,216	1,248	(2.6)%	1,352	1,338	1.0%	94.0%	95.8%	62.9%	56.9%
Georgia	1,717	14	689	787	(12.5)%	843	882	(4.4)%	980	983	(0.3)%	87.8%	93.0%	67.6%	42.9%
Total Southeast Properties	2,989	13	874	948	(7.8)%	1,002	1,038	(3.5)%	1,138	1,134	0.4%	90.4%	94.2%	65.6%	48.9%
Total/Average Same Community	11,572	16	$ 849	$ 857	(0.9)%	$ 913	$ 915	(0.2)%	$ 983	$ 973	1.0%	95.4%	96.3%	65.6%	61.0%

(1)   Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2)   Represents gross potential rents less allowances for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended June 30 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Revenue	No. of Units	2009 Physical Occupancy [1]	2008 Physical Occupancy [1]	Q2 2009 Revenue	Q2 2008 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.8%	97.6%	$ 2,115	$ 2,105	$ 10	0.5%
Michigan	2,888	96.1%	97.4%	6,604	6,544	60	0.9%
Ohio - Central Ohio	2,621	97.0%	96.5%	6,334	6,169	165	2.7%
Ohio - Northeastern Ohio	1,303	98.9%	97.0%	3,732	3,705	27	0.7%
Total Midwest Properties	7,648	97.1%	97.1%	18,785	18,523	262	1.4%
Mid-Atlantic Properties							
Baltimore/Washington	667	98.1%	96.4%	2,550	2,471	79	3.2%
Virginia	268	96.6%	99.6%	1,082	1,059	23	2.2%
Total Mid-Atlantic Properties	935	97.6%	97.3%	3,632	3,530	102	2.9%
Southeast Properties							
Florida	1,272	94.0%	95.8%	4,401	4,572	(171)	(3.7)%
Georgia	1,717	87.8%	93.0%	3,648	4,166	(518)	(12.4)%
Total Southeast Properties	2,989	90.4%	94.2%	8,049	8,738	(689)	(7.9)%
Total Same Community	11,572	95.4%	96.3%	30,466	30,791	(325)	(1.1)%
Acquisitions [2]							
Virginia	536	94.0%	98.9%	1,672	1,375	297	21.6%
Total Property Revenue	12,108	95.4%	96.4%	$ 32,138	$ 32,166	$ (28)	(0.1)%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended June 30, 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Operating Expenses	No. of Units	2009 Physical Occupancy [1]	2008 Physical Occupancy [1]	Q2 2009 Expenses	Q2 2008 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.8%	97.6%	$ 872	$ 1,107	$ (235)	(21.2)%
Michigan	2,888	96.1%	97.4%	3,199	3,162	37	1.2%
Ohio - Central Ohio	2,621	97.0%	96.5%	2,851	2,858	(7)	(0.2)%
Ohio - Northeastern Ohio	1,303	98.9%	97.0%	1,437	1,439	(2)	(0.1)%
Total Midwest Properties	7,648	97.1%	97.1%	8,359	8,566	(207)	(2.4)%
Mid-Atlantic Properties							
Baltimore/Washington	667	98.1%	96.4%	827	788	39	4.9%
Virginia	268	96.6%	99.6%	328	314	14	4.5%
Total Mid-Atlantic Properties	935	97.6%	97.3%	1,155	1,102	53	4.8%
Southeast Properties							
Florida	1,272	94.0%	95.8%	1,925	1,775	150	8.5%
Georgia	1,717	87.8%	93.0%	1,836	1,817	19	1.0%
Total Southeast Properties	2,989	90.4%	94.2%	3,761	3,592	169	4.7%
Total Same Community	11,572	95.4%	96.3%	13,275	13,260	15	0.1%
Acquisitions [2]							
Virginia	536	94.0%	98.9%	537	451	86	19.1%
Total Property Operating Expenses	12,108	95.4%	96.4%	$ 13,812	$ 13,711	$ 101	0.7%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended June 30, 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

Property NOI [1]	No. of Units	2009 Physical Occupancy [2]	2008 Physical Occupancy [2]	Q2 2009 NOI	Q2 2008 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.8%	97.6%	$ 1,243	$ 998	$ 245	24.5%
Michigan	2,888	96.1%	97.4%	3,405	3,382	23	0.7%
Ohio - Central Ohio	2,621	97.0%	96.5%	3,483	3,311	172	5.2%
Ohio - Northeastern Ohio	1,303	98.9%	97.0%	2,295	2,266	29	1.3%
Total Midwest Properties	7,648	97.1%	97.1%	10,426	9,957	469	4.7%
Mid-Atlantic Properties							
Baltimore/Washington	667	98.1%	96.4%	1,723	1,683	40	2.4%
Virginia	268	96.6%	99.6%	754	745	9	1.2%
Total Mid-Atlantic Properties	935	97.6%	97.3%	2,477	2,428	49	2.0%
Southeast Properties							
Florida	1,272	94.0%	95.8%	2,476	2,797	(321)	(11.5)%
Georgia	1,717	87.8%	93.0%	1,812	2,349	(537)	(22.9)%
Total Southeast Properties	2,989	90.4%	94.2%	4,288	5,146	(858)	(16.7)%
Total Same Community	11,572	95.4%	96.3%	17,191	17,531	(340)	(1.9)%
Acquisitions [3]							
Virginia	536	94.0%	98.9%	1,135	924	211	22.8%
Total Property NOI	12,108	95.4%	96.4%	$ 18,326	$ 18,455	$ (129)	(0.7)%

(1) See page 28 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not been owned for one year.

Associated Estates Realty Corporation
Property Revenue
For the Six Months Ended June 30 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Revenue	No. of Units	2009 Physical Occupancy [1]	2008 Physical Occupancy [1]	YTD 2009 Revenues	YTD 2008 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.8%	97.6%	$ 4,168	$ 4,111	$ 57	1.4%
Michigan	2,888	96.1%	97.4%	13,138	12,968	170	1.3%
Ohio - Central Ohio	2,621	97.0%	96.5%	12,646	12,164	482	4.0%
Ohio - Northeastern Ohio	1,303	98.9%	97.0%	7,369	7,311	58	0.8%
Total Midwest Properties	7,648	97.1%	97.1%	37,321	36,554	767	2.1%
Mid-Atlantic Properties							
Baltimore/Washington	667	98.1%	96.4%	5,018	4,937	81	1.6%
Virginia	268	96.6%	99.6%	2,162	2,081	81	3.9%
Total Mid-Atlantic Properties	935	97.6%	97.3%	7,180	7,018	162	2.3%
Southeast Properties							
Florida	1,272	94.0%	95.8%	8,785	9,104	(319)	(3.5)%
Georgia	1,717	87.8%	93.0%	7,304	8,339	(1,035)	(12.4)%
Total Southeast Properties	2,989	90.4%	94.2%	16,089	17,443	(1,354)	(7.8)%
Total Same Community	11,572	95.4%	96.3%	60,590	61,015	(425)	(0.7)%
Acquisitions [2]							
Virginia	536	94.0%	98.9%	3,372	1,375	1,997	145.2%
Total Property Revenue	12,108	95.4%	96.4%	$ 63,962	$ 62,390	$ 1,572	2.5%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Six Months Ended June 30, 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Operating Expenses	No. of Units	2009 Physical Occupancy [1]	2008 Physical Occupancy [1]	YTD 2009 Expenses	YTD 2008 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.8%	97.6%	$ 1,796	$ 2,007	$ (211)	(10.5)%
Michigan	2,888	96.1%	97.4%	6,303	6,166	137	2.2%
Ohio - Central Ohio	2,621	97.0%	96.5%	5,620	5,573	47	0.8%
Ohio - Northeastern Ohio	1,303	98.9%	97.0%	2,885	2,845	40	1.4%
Total Midwest Properties	7,648	97.1%	97.1%	16,604	16,591	13	0.1%
Mid-Atlantic Properties							
Baltimore/Washington	667	98.1%	96.4%	1,711	1,568	143	9.1%
Virginia	268	96.6%	99.6%	683	626	57	9.1%
Total Mid-Atlantic Properties	935	97.6%	97.3%	2,394	2,194	200	9.1%
Southeast Properties							
Florida	1,272	94.0%	95.8%	3,831	3,512	319	9.1%
Georgia	1,717	87.8%	93.0%	3,618	3,627	(9)	(0.2)%
Total Southeast Properties	2,989	90.4%	94.2%	7,449	7,139	310	4.3%
Total Same Community	11,572	95.4%	96.3%	26,447	25,924	523	2.0%
Acquisitions [2]							
Virginia	536	94.0%	98.9%	1,119	453	666	147.0%
Total Property Operating Expenses	12,108	95.4%	96.4%	$ 27,566	$ 26,377	$ 1,189	4.5%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Six Months Ended June 30, 2009 and 2008
(Unaudited, in thousands, except unit totals and per unit amounts)

Property NOI [1]	No. of Units	2009 Physical Occupancy [2]	2008 Physical Occupancy [2]	YTD 2009 NOI	YTD 2008 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.8%	97.6%	$ 2,372	$ 2,104	$ 268	12.7%
Michigan	2,888	96.1%	97.4%	6,835	6,802	33	0.5%
Ohio - Central Ohio	2,621	97.0%	96.5%	7,026	6,591	435	6.6%
Ohio - Northeastern Ohio	1,303	98.9%	97.0%	4,484	4,466	18	0.4%
Total Midwest Properties	7,648	97.1%	97.1%	20,717	19,963	754	3.8%
Mid-Atlantic Properties							
Baltimore/Washington	667	98.1%	96.4%	3,307	3,369	(62)	(1.8)%
Virginia	268	96.6%	99.6%	1,479	1,455	24	1.6%
Total Mid-Atlantic Properties	935	97.6%	97.3%	4,786	4,824	(38)	(0.8)%
Southeast Properties							
Florida	1,272	94.0%	95.8%	4,954	5,592	(638)	(11.4)%
Georgia	1,717	87.8%	93.0%	3,686	4,712	(1,026)	(21.8)%
Total Southeast Properties	2,989	90.4%	94.2%	8,640	10,304	(1,664)	(16.1)%
Total Same Community	11,572	95.4%	96.3%	34,143	35,091	(948)	(2.7)%
Acquisitions [3]							
Virginia	536	94.0%	98.9%	2,253	922	1,331	144.4%
Total Property NOI	12,108	95.4%	96.4%	$ 36,396	$ 36,013	$ 383	1.1%

(1)   See page 28 for a reconciliation of net income (loss) attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

Associated Estates Realty Corporation
Debt Structure
As of June 30, 2009
(Dollar amounts in thousands)

FIXED RATE DEBT	Balance Outstanding June 30, 2009	Percentage of Total Debt	Weighted Average Interest Rate
Mortgages payable - CMBS	$ 116,501	22.2%	7.7%
Mortgages payable - other [1]	337,524	64.3%	5.8%
Unsecured debt	25,780	4.9%	7.9%
Total fixed rate debt	479,805	91.4%	6.4%
VARIABLE RATE DEBT			
Mortgages payable	35,110	6.7%	4.8%
Unsecured revolving credit facility	10,000	1.9%	2.0%
Total variable rate debt	45,110	8.6%	4.1%
TOTAL DEBT	$ 524,915	100.0%	6.2%

Interest coverage ratio [2]	1.78:1
Fixed charge coverage ratio [3]	1.59:1
Weighted average maturity	7.5 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2009	$ -	$ -	$ -	$ -
2010	15,442	63,000	-	78,442
2011[4]	55,086	-	10,000	65,086
2012	45,973	36,000	-	81,973
2013	-	132,209	-	132,209
Thereafter	-	132,095	35,110	167,205
Total	$ 116,501	$ 363,304	$ 45,110	$ 524,915

(1)   Includes $63,000 of variable rate debt swapped to fixed.

(2)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance, other prepayment costs/credits and/or preferred repurchase costs including discounts received and premiums paid. See page 27 for a reconciliation of net income (loss) available to common shares to EBITDA and for the Company's definition of EBITDA.

(3)   Represents interest expense and preferred stock dividend payment coverage, including capitalized interest and excluding defeasance and/or other prepayment costs.

(4)   Includes the Company's unsecured revolving credit facility.

Associated Estates Realty Corporation
2009 Financial Outlook
As of July 27, 2009

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net income attributable to AERC	$0.35 to $0.41
Expected real estate depreciation and amortization	2.07
Expected net defeasance credits	-0.03
Expected preferred share dividends	-0.25
Expected gains on disposition of properties/gain on insurance recoveries	-0.97
Expected Funds from Operations as Adjusted [1]	$1.17 to $1.23

Same Community Portfolio

Revenue growth	-1.6% to -1.2%
Expense growth	0.5% to 1.0%
Property NOI [2] growth	-3.5% to -2.5%
Physical occupancy	92.5% to 93.0%

Transactions

Acquisitions	$40.0 million
Dispositions	$33.9 million
Development [3]	$5.0 million

Corporate Expenses

General and administrative expense	$13.6 million
Service company expense [4]	$0.5 million
Total	$14.1 million

Debt

Capitalized interest [3]	$0.1 million
Expensed interest (excluding defeasance credits) [5]	$35.1 million
Expected net defeasance credits	-$0.6 million

Capital Structure [6]

Common share repurchases	$0 million
Preferred share repurchases	$0 million

(1)   See page 26 for the Company's definition of this non-GAAP measurement.

(2)   See page 28 for the Company's definition of this non-GAAP measurement.

(3)   Reflects development of 60 units on adjacent parcel in Richmond, Virginia, with an expected completion date of June 30, 2010.

(4)   Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in fees, reimbursements and other and direct property management and service company expense in accordance with GAAP.

(5)   Includes $1.3 million of deferred financing costs.

(6)   Earnings guidance does not take into consideration any share repurchases.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries, and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs/credits of $(563,000) and $2.0 million for the six months ended June 30, 2009 and June 30, 2008, respectively. In accordance with GAAP, these prepayment costs/credits are included as interest expense in the Company's Consolidated Statement of Operations. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income (loss) available to common shares to EBITDA.

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net income (loss) available to common shares	$ 10,250	$ (1,380)	$ 9,260	$ 35,296
Allocation to participating securities	429	-	482	768
Equity in net loss of joint ventures	-	23	-	45
Preferred share dividends	1,049	1,201	2,100	2,402
Interest income	(18)	(92)	(34)	(111)
Interest expense [1]	8,736	8,982	16,950	20,437
Depreciation and amortization	8,803	9,473	18,269	18,775
Gain on disposition of properties/gain on insurance recoveries	(13,679)	(2,293)	(15,957)	(45,203)
Taxes	86	92	160	152
EBITDA	15,656	16,006	31,230	32,561
EBITDA - Joint Ventures:				
Equity in net loss of joint ventures	-	(23)	-	(45)
Interest expense	-	10	-	20
Depreciation and amortization	-	24	-	48
EBITDA - Joint Ventures	-	11	-	23
Total EBITDA	$ 15,656	$ 16,017	$ 31,230	$ 32,584

[1]   2009 includes a defeasance credit of $(563), while 2008 includes defeasance and other prepayment costs of $1,959.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and painting service expense from total revenue. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income (loss) attributable to AERC.

(In thousands)	Three Months Ended June 30, 2009		Three Months Ended June 30, 2008		Six Months Ended June 30, 2009		Six Months Ended June 30, 2008	
Property NOI	$	18,326	$	18,455	$	36,396	$	36,013
Service company NOI		9		(1)		117		157
Painting services NOI		(69)		(89)		(185)		(195)
Depreciation and amortization		(8,587)		(9,167)		(17,795)		(17,421)
General and administrative expense		(3,165)		(3,183)		(6,304)		(6,711)
Interest income		18		92		33		106
Interest expense		(8,736)		(8,784)		(16,919)		(17,611)
Gain on insurance recoveries		544		-		544		-
Equity in net loss of joint ventures		-		(23)		-		(45)
Income from discontinued operations:								
Operating income (loss)		267		241		569		(1,003)
Gain on disposition of properties		13,135		2,293		15,413		45,203
Income from discontinued operations		13,402		2,534		15,982		44,200
Net income (loss)		11,742		(166)		11,869		38,493
Net loss attributable to noncontrolling redeemable interest		(14)		(13)		(27)		(27)
Consolidated net income (loss) attributable to AERC	$	11,728	$	(179)	$	11,842	$	38,466

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.